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                             April 5, 2021

       Andrew Bowden
       Executive Vice President, General Counsel and Secretary
       Jackson Financial Inc.
       1 Corporate Way
       Lansing, MI 48951

                                                        Re: Jackson Financial
Inc.
                                                            Form 10
                                                            Filed March 22,
2021
                                                            File No. 001-40274

       Dear Mr. Bowden:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 Filed March 22, 2021

       Exhibit 99.1
       Surplus Notes, page 157

   1. Please revise the disclosure related to the June 12, 2020 $2.0 billion debt restructuring transaction to more
clearly explain how debt was exchanged for equity at the consolidated
                                                        JFI level. Based on
this disclosure, it appears that a Note Payable was simply transferred from one JFI subsidiary
to another JFI subsidiary. Please make conforming changes to disclosure in other
parts of your filing that discusses this transaction.
       Athene Reinsurance, page F-20

   2. Please provide us a summary journal entry that details all significant amounts recognized or derecognized related
to the Athene Reinsurance transaction reconciling the amounts to the table on page F-20.
Please provide supporting commentary for each item providing
 Andrew Bowden
Jackson Financial Inc.
April 5, 2021
Page 2
      relevant facts and circumstances to fully understand the basis for the recognition/derecognition and the measurement of the amount. Specifically discuss why
      the difference between the statutory carrying value and the apparent US GAAP fair market value of allocated investments is relevant in accounting for the transaction under
      US GAAP.
Note 13. Segment Information, page F-72

3.    We note your    Income on operating derivatives    line item and your
description of these
      amounts in MD&A. Please revise here and in MD&A segment analysis to clarify why
      certain income from derivatives is considered to be    operating    and
included in your
      operating earnings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrew Bowden
                                                           Division of
Corporation Finance
Comapany NameJackson Financial Inc.
                                                           Office of Finance
April 5, 2021 Page 2
cc:       Peter J. Loughran, Esq.
FirstName LastName